EXHIBIT 4.1

DESCRIPTION OF SECURITIES OF WESTAMERICA BANCORPORATION REGISTERED
 UNDER SECTION 12 OF THE EXCHANGE ACT

The authorized capital stock of Westamerica Bancorporation (the “Company”) consists of 150,000,000 shares of common stock, no par value per share; 1,000,000 shares of Class B Common Stock, no par value per share; and 1,000,000 undesignated shares of preferred stock, no par value per share.

Description of Common Stock

As of December 31, 2019, the Company had one class of securities registered under the Securities Exchange Act of 1934, as amended: common stock. The following description of the Company’s common stock is a summary and does not describe every right, term or condition of owning the common stock. The description is subject to and is qualified by reference to the Company’s articles of incorporation, the Company’s bylaws, and certain provisions of applicable law, including California law and certain federal laws governing bank holding companies.

Fully Paid and Nonassessable

All of the outstanding shares of common stock are fully-paid and non-assessable.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters to be voted on by such holders; provided, however, that holders of common stock may have cumulative voting rights in the election of directors if the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder’s intention to cumulate votes.

Dividends

The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion from funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of preferred stock then outstanding, the holders of common stock are entitled to receive pro rata all assets remaining available for distribution to holders of such shares.

No Preemptive or Similar Rights

Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Anti-Takeover Provisions of the Articles of Incorporation and the Bylaws

Set forth below is a summary of the provisions of the Company’s articles of incorporation and bylaws that could have the effect of delaying or preventing a change in control of the Company.  The following description is only a summary and it is qualified by reference to the articles of incorporation, the bylaws and applicable provisions of the California General Corporation Law.

Undesignated Stock

The Company’s articles of incorporation authorize the Company’s Board of Directors to issue preferred stock and Class B common stock in one more series.  The Board of Directors may fix the number of shares of any series of preferred stock and Class B common stock and determine the rights, preferences, privileges and restrictions of any unissued series of preferred stock or Class B common stock.   The issuance of such preferred stock or Class B common stock or rights to purchase such securities could delay or prevent a change of control of the Company.  The Company’s Board of Directors could, for example, issue preferred stock or rights to purchase preferred stock in connection with implementing a shareholder rights plan that could impede the success of any attempt to change control of the Company. The Board of Directors could also issue preferred stock or Class B common stock with voting or conversion rights that could adversely affect the voting power of the holders of common stock. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to common stock, and, as a result, the issuance thereof could depress the market price of the common stock.

Advance Notice Requirements for Shareholder Proposals and Director Nominees

The Company’s bylaws provide that shareholders seeking to make nominations of candidates for election as directors or to bring other business before an annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to the Company’s secretary not less than 45 days before the anniversary of the date on which the Company first mailed its proxy materials for the prior year’s annual meeting of shareholders; provided, however, that in the event the date for the current year’s annual meeting has changed more than 30 days from the date on which the prior year’s annual meeting was held, then notice must be received a reasonable time before the corporation mails its proxy materials for the current year.  The bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may restrict the ability of the Company’s shareholders to make nominations for directors at or to bring business before, a shareholder meeting.

Shareholder Approval Requirements for Transactions a Involving 10% Shareholder

The Company’s articles of incorporation require the affirmative vote of 80% of the outstanding shares of common stock to approve any of the following transactions between the Company and person or entity that beneficially owns 10% more of the Company’s outstanding shares of common stock (an “Interested Person”): (1) a merger or consolidation with an Interested Person; (2) the Company’s sale or other disposition of all or any substantial part of its assets to an Interested Person; (3) the Company’s purchase or other acquisition of all or any substantial part of the assets of an Interested Person; or (4) any other transaction with an Interested Person which requires the approval of the Company’s shareholders under the California Corporations Code.  This provision does not apply, however, (a) to a transaction approved by the Company’s Board of Directors before the Interested Person became an Interested Person; or (b) if the Board of Directors approved the transaction after the time that the Interested Person became an Interested Person and both of the following conditions are fulfilled: (i) a majority of the directors at the time that the Interested Person became an Interested Person voted in favor of the transaction; and (ii) the cash or the fair market value of other consideration to be received by the Company’s shareholders, as valued by the Board of Directors as of the date of its approval, is not less per share than the highest price per share (including brokerage commissions and/or soliciting dealers' fees) paid by the Interested Person for any shares of the same class of stock in the Company from the time that the Interested Person beneficially owned in excess of 5% percent of the Company’s common stock.

Listing

The Company’s common stock is listed on the Nasdaq Global Select Market under the trading symbol “WABC.”